Evraz Announces Expiration of HSR Waiting Period for Acquisition of All
Outstanding Shares of Claymont Steel Holdings Inc.

Luxembourg, January 7, 2008 – Evraz Group S.A. (LSE: EVR) today announced that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (HSR) relating to its tender offer, through its wholly owned subsidiary Titan Acquisition Sub, Inc., to purchase all of the outstanding shares of common stock of Claymont Steel Holdings, Inc. (NASDAQ: PLTE) has expired.

The tender offer will expire at 12:00 midnight, New York City time, on January 16, 2008, unless extended in accordance with the merger agreement and the applicable rules and regulations of the Securities and Exchange Commission. The offer remains subject to other customary conditions, including the acquisition by Evraz of a majority of Claymont Steel’s shares on a fully diluted basis.

For further information:

Evraz Group S.A.

Irina Kibina

Vice President

Corporate Affairs and Investor Relations

Tel: +7 495 232 1370

IR@evraz.com

Edelman, for Evraz:

John Dillard / Chris Mittendorf

Tel: +1 212 704 8174 / 8134

or

john.dillard@edelman.com

christopher.mittendorf@edelman.com

Evraz Group S.A. is one of the largest vertically-integrated steel and mining businesses. In 2006, Evraz Group produced 16.1 million tonnes of crude steel. Evraz Group’s principal assets include three of the leading steel plants in Russia: Nizhny Tagil (NTMK) in the Urals region and West Siberian (Zapsib) and Novokuznetsk (NKMK) in Siberia, as well as Palini e Bertoli in Italy, Evraz Vitkovice Steel in the Czech Republic, and Evraz Oregon Steel Mills headquartered in the USA. Its fast-growing mining businesses comprise Evrazruda, the Kachkanarsky (KGOK) and Vysokogorsky (VGOK) iron ore mining complexes, Yuzhkuzbassugol company and an equity interest in the Raspadskaya coal company. The mining assets enable Evraz Group to be a vertically-integrated steel producer. Evraz Group also owns and operates the Nakhodka commercial sea port, in the Far East of Russia. Evraz vanadium operations comprise Strategic Minerals Corporation, USA, and Highveld Steel and Vanadium Corporation, South Africa. For further information visit www.evraz.com